Exhibit 99.1

Borr Drilling Limited enters into new financing arrangement for a newbuild jack-up drilling rig

Borr Drilling Limited (the “Company”) is pleased to announce that the Company has entered into a new financing arrangement for the newbuild jack-up rig Tivar, scheduled to be delivered from the yard in July 2020. The existing US$50 million bank delivery financing for the rig will be replaced with a new US$100 million take out facility maturing in December 31, 2021. As part of the agreement the delivery of the jack up rigs Vale and Var are conditional upon full repayment of the facility or can be carried out 180 days after an early repayment of the financing.

The Company’s total remaining newbuild capex is, as of today, US$707 million, of which US$620 million is now fully financed, and the new arrangement has reduced the unfunded delivery capex for 2020 by US$85 million.

The US$100 million in financing and delivery date amendments will, together with the adjustments in the bank agreements achieved in December 2019, substantially improve the company’s liquidity position in 2020 and 2021.

February 17, 2020
Hamilton, Bermuda
Board of Directors
Borr Drilling Limited

Questions should be directed to:
Magnus Vaaler: VP Investor Relations and Treasury, +44 7708899316